Exhibit 99.1

July 31, 2006

Consolidated Financial Results

for the First Three Months of Fiscal 2006

(Three-Month Period Ended June 30, 2006)

Listed company name: DAIICHI SANKYO COMPANY, LIMITED

Stock code number: 4568

Listed exchanges: Tokyo, Osaka, and Nagoya

Head office: Tokyo, Japan

URL: http://www.daiichisankyo.co.jp

Representative: Mr. Takashi Shoda, President and Representative Director

Contact: Mr. Toshio Takahashi, Corporate Officer, General Manager of Corporate Communications Department

Telephone: +81-3-6225-1126

1. Matters Relating to the Preparation of the Quarterly Consolidated Financial Statements

(1) Adoption of simplified accounting methods:	Yes
“Income taxes” were calculated using a simplified method.
(2) Accounting methods differing from those adopted for the latest fiscal year:	None
(3) Changes in the scope of consolidation and application of the equity method:	Yes

Consolidated subsidiaries:

Increase: 3

Decrease: 6

Companies accounted for by the equity method:

Increase: 0

Decrease: 0

2. Consolidated Financial Results for the First Three Months of Fiscal 2006

    (from April 1, 2006 to June 30, 2006)

(1) Consolidated Financial Results

(Figures less than ¥1 million, except per share amounts, have been omitted.)

	Net sales		Operating income		Ordinary income
	Millions of yen	Percent change	Millions of yen	Percent change	Millions of yen	Percent change
First three months of fiscal 2006	270,549	—	60,792	—	67,842	—
First three months of fiscal 2005	—	—	—	—	—	—

Fiscal 2005	925,918	—	154,728	—	159,714	—

	Net income		Basic net income per share		Diluted net income per share
	Millions of yen	Percent change	Yen		Yen
First three months of fiscal 2006	48,001	—	65.84		—
First three months of fiscal 2005	—	—	—		—

Fiscal 2005	87,692	—	119.49		119.47

Note:

Percentages for net sales, operating income, ordinary income, and net income represent a change from the corresponding results for the first three months of the previous fiscal year.

(2) Consolidated Financial Position

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
First three months of fiscal 2006	1,602,426	1,260,783	78.5	1,724.53
First three months of fiscal 2005	—	—	—	—

Fiscal 2005	1,596,126	1,237,529	77.5	1,696.97

Note: Net assets for fiscal 2005 do not include minority interests.

3. Forecast of Consolidated Results for Fiscal Year 2006 (from April 1, 2006 to March 31, 2007)

	Net sales	Ordinary income	Net income
	Millions of yen	Millions of yen	Millions of yen
Interim six-month period	480,000	72,000	46,000

Full year	875,000	127,000	55,000

Reference: Forecasted annual net income per share (basic): ¥75.44

*Note:

The forecast figures shown above are based on information that was available at the time of preparation and are subject to certain risks and uncertainties. Actual performance and other factors may differ from these forecasts due to changes in circumstances and other developments. For more information related to above forecasts, please refer to page 4.

Overview of Results of Operations

The Company is a joint holding company established on September 28, 2005 through the joint stock transfer implemented by Sankyo Company, Limited and Daiichi Pharmaceutical Co., Ltd. Accordingly, as the Company did not prepare consolidated financial statements for the first quarter of fiscal 2005, year-on-year performance comparisons are not presented.

In the current fiscal year, U.S. subsidiaries, DAIICHI SANKYO INC. and Luitpold Pharmaceuticals, Inc., changed the end of their accounting term from December to March. Accordingly, consolidated financial statements for the three-month period under review include the two companies’ profits and losses for the six-month period ended June 30, 2006. This change increased net sales by ¥31.5 billion, operating income by ¥9.0 billion, ordinary income by ¥10.5 billion and net income by ¥5.8 billion.

Consolidated net sales for the three-month period under review totaled ¥270.5 billion, of which the pharmaceutical business accounted for ¥247.5 billion. Market environment for the prescription drug business in Japan (which generated sales of ¥117.1 billion) was harsh with a downward revision in the National Health Insurance (NHI) drug reimbursement tariff implemented in April 2006 by an average of 6.7%. Reflecting such a harsh business environment, sales decreased for the mainstay product Mevalotin®, an antihyperlipidemic agent, and Cravit®, a broad-spectrum oral antibacterial agent, but sales of the antihypertensive agent Olmetec® increased. Sales revenue was also increased by a receipt of the milestone payments relating to sales of the antiplatelet agent Plavix®, whose marketing rights were transferred to Sanofi-Aventis S.A. Urief®, an agent for treating dysuria, and Loxonin® Pap, a percutaneous absorption-type analgesic and anti-inflammatory preparation, both launched in May 2006, also contributed to boosting sales. In November 2005 Sankyo and Daiichi Pharmaceutical launched a joint promotional activities for Olmetec® and began such activities in April 2006 with respect to Cravit® as well. Through these efforts, we are striving to realize synergy from the integration of two companies quickly. In the overseas prescription drug business (which had sales of ¥110.3 billion), sales of the antihyperlipidemic agent bulk pravastatin declined in the U.S. affected by the expiration of the patent. Meanwhile, sales of the antibacterial agent bulk levofloxacin were robust, and sales of the antihypertensive agents olmesartan, which is sold under the brand name of Olmetec® in Europe and as Benicar® in North America, rose sharply. With respect to the healthcare business (with sales of ¥11.2 billion), DAIICHI SANKYO HEALTHCARE CO., LTD., which was established by combining the healthcare business of Sankyo and Daiichi Pharmaceutical, began operations in April 2006, and we turned Zepharma Inc. into a consolidated subsidiary in April 2006 by acquiring 100% of its stocks. With these moves, we took a new step toward further expanding this business.

Other businesses posted sales of ¥22.9 billion. To concentrate its management resources on the pharmaceutical business, the Company is promoting measures to make the non-pharmaceutical businesses separate from the Group. As part of such efforts, we excluded two food-manufacturing companies Wakodo Co., Ltd and Fuji Flour Milling Co., Ltd. from our group through such method as sale of stocks in April 2006.

Cost of sales amounted to ¥73.5 billion (27.2% of net sales), and selling, general and administrative expenses totaled ¥136.1 billion (including ¥37.9 billion in R&D expenses). Operating income was ¥60.7 billion and ordinary income came to ¥67.8 billion.

As a result of booking gains on sales of a subsidiary, etc. as extraordinary gains, net income was ¥48.0 billion.

Overview of Financial Position

At the end of the period under review, total assets stood at ¥1,602.4 billion (up ¥6.3 billion from the previous year-end), net assets registered ¥1,260.7 billion (up ¥11.6 billion) and equity ratio was 78.5% (up 1.0 percentage point).

Forecast of Consolidated Results for Fiscal 2006

Business performance remained steady in the three-month period under review. For the first six months ending September 30, 2006, we expected net sales to reach ¥480.0 billion, a ¥10.0 billion increase from our previous forecast. The upward revision is attributable to the ongoing strong sales of the antihypertensive agent Olmetec® in Japan and better-than-expected sales of Venofer®, an agent for treating anemia, at overseas subsidiary Luitpold Pharmaceuticals, Inc.

Gross profit for the half year will likely increase with a rise in net sales, and selling, general and administration expenses are projected to decrease owing to more efficient use of costs. Accordingly, we expect ordinary income to be ¥72.0 billion, up ¥12.0 billion from the previous forecast, and net income to be ¥46.0 billion, up ¥8.0 billion.

For the full fiscal year ending March 31, 2007, we expect net sales, ordinary income and net income will each increase by the amounts newly forecast for the half year, given that the business environment is likely to remain harsh in the latter half.

4. Consolidated Financial Statements

(1) Consolidated Balance Sheets

(Millions of yen)

	Fiscal 2005 (as of March 31, 2006)		First three months of fiscal 2006 (as of June 30, 2006)		Change
	Amount	%	Amount	%	Amount
ASSETS
I Current assets:
1. Cash and time deposits	223,979		210,488
2. Trade notes and accounts receivable	240,173		244,732
3. Marketable securities	274,510		284,163
4. Mortgage-backed securities	16,500		15,000
5. Inventories	121,694		118,144
6. Deferred tax assets	40,911		48,288
7. Other current assets	41,313		38,834
Allowance for doubtful accounts	(599)		(580)

Total current assets	958,483	60.1	959,070	59.9	587
II Non-current assets:
1. Property, plant and equipment:
(1) Buildings and structures	164,047		157,243
(2) Machinery, equipment and vehicles	47,888		45,586
(3) Land	48,892		46,812
(4) Construction in progress	10,010		10,502
(5) Other	18,874		18,925

Total property, plant and equipment, net	289,712	18.1	279,069	17.4	(10,643)
2. Intangible assets:
(1) Goodwill, net	9,788		23,453
(2) Other intangible assets, net	26,378		35,481

Total intangible assets	36,166	2.3	58,935	3.7	22,769
3. Investments and other assets:
(1) Investment securities	256,338		253,781
(2) Long-term loans	6,154		5,670
(3) Prepaid pension costs	17,307		17,086
(4) Deferred tax assets	7,403		7,292
(5) Other assets	25,090		22,014
Allowance for doubtful accounts	(529)		(494)

Total investments and other assets	311,763	19.5	305,350	19.0	(6,413)

Total non-current assets	637,643	39.9	643,356	40.1	5,712

Total assets	1,596,126	100.0	1,602,426	100.0	6,300

(Millions of yen)

	Fiscal 2005 (as of March 31, 2006)		First three months of fiscal 2006 (as of June 30, 2006)		Change
	Amount	%	Amount	%	Amount
LIABILITIES
I Current liabilities:
1. Trade notes and accounts payable	65,596		57,615
2. Short-term bank loans	13,547		7,262
3. Income taxes payable	26,169		32,388
4. Deferred tax liabilities	31		373
5. Allowance for sales returns	657		1,016
6. Allowance for sales rebates	2,204		2,650
7. Allowance for contingent losses	3,379		3,332
8. Other current liabilities	125,246		130,749

Total current liabilities	236,833	14.9	235,389	14.7	(1,443)
II Non-current liabilities:
1. Long-term debt	3,374		1,824
2. Deferred tax liabilities	23,926		25,897
3. Accrued retirement and severance benefits	68,321		65,946
4. Accrued directors’ retirement and severance benefits	3,140		2,680
5. Accrued soil remediation costs	2,850		2,850
6. Other non-current liabilities	8,540		7,054

Total non-current liabilities	110,154	6.9	106,254	6.6	(3,900)

Total liabilities	346,987	21.8	341,643	21.3	(5,344)

MINORITY INTERESTS
Minority interests	11,609	0.7	—

SHAREHOLDERS’ EQUITY
I Common stock	50,000	3.1	—
II Additional paid-in-capital	179,858	11.3	—
III Retained earnings	936,513	58.7	—
IV Net unrealized gain on investment securities	80,254	5.0	—
V Foreign currency translation adjustments	735	0.0	—
VI Treasury stock at cost	(9,832)	(0.6)	—

Total shareholders’ equity	1,237,529	77.5	—

Total liabilities, minority interests and shareholders’ equity	1,596,126	100.0	—

(Millions of yen)

	Fiscal 2005 (as of March 31, 2006)		First three months of fiscal 2006 (as of June 30, 2006)		Change
	Amount	%	Amount	%	Amount
NET ASSETS
I Shareholders’ equity
1. Common stock	—		50,000
2. Additional paid-in-capital	—		179,858
3. Retained earnings	—		962,938
4. Treasury stock	—		(9,858)

Total shareholders’ equity	—		1,182,938	73.8
II Valuation and translation adjustments, etc.
1. Net unrealized gain on investment securities	—		75,209
2. Foreign currency translation adjustments	—		(890)

Total valuation and translation adjustments, etc.	—		74,319	4.7
III Minority interests	—		3,525	0.2

Total net assets	—		1,260,783	78.7

Total liabilities and net assets	—		1,602,426	100.0

(2) Consolidated Statement of Income

(Millions of yen)

	First three months of fiscal 2006 (from April 1, 2006 to June 30, 2006)		Fiscal 2005 (from April 1, 2005 to March 31, 2006)
	Amount	%	Amount	%
I Net sales	270,549	100.0	925,918	100.0
II Cost of sales	73,589	27.2	290,735	31.4

Gross profit	196,960	72.8	635,182	68.6
III Selling, general and administrative expenses	136,167	50.3	480,454	51.9

Operating income	60,792	22.5	154,728	16.7
IV Non-operating income	8,326	3.1	10,951	1.2
V Non-operating expenses	1,275	0.5	5,964	0.7

Ordinary income	67,842	25.1	159,714	17.2
VI Extraordinary gains	21,394	7.9	6,890	0.8
VII Extraordinary losses	5,482	2.0	29,712	3.2

Net income before income taxes	83,755	31.0	136,892	14.8
Income tax expenses	35,833	13.3	49,196	5.3
Minority interests in net losses of subsidiaries	(79)	(0.0)	3	0.0

Net income	48,001	17.7	87,692	9.5

(3) Segment Information

[Operating Segments]

(Millions of yen)

First three months of fiscal 2006 (from April 1, 2006 to June 30, 2006)	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	247,567	22,982	270,549	—	270,549
(2) Inter-segment sales and transfers	120	1,020	1,141	(1,141)	—

Total	247,687	24,003	271,690	(1,141)	270,549

Operating expenses	188,277	22,735	211,012	(1,255)	209,757

Operating income	59,410	1,267	60,677	114	60,792

Notes:

1.	Method of classifying operating segments
Classification into ‘Pharmaceuticals’ and ‘Other’ is based on consideration of product type, market characteristics, and other factors.
2.	Principal products in each operating segment

Pharmaceuticals: Prescription drugs and healthcare products

Other: Agrochemicals, chemicals, and other

(Millions of yen)

Fiscal 2005 (from April 1, 2005 to March 31, 2006)	Pharmaceuticals	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	784,666	141,251	925,918	—	925,918
(2) Inter-segment sales and transfers	790	4,024	4,814	(4,814)	—

Total	785,457	145,275	930,733	(4,814)	925,918

Operating expenses	637,342	139,129	776,472	(5,282)	771,190

Operating income	148,114	6,146	154,260	467	154,728

Notes:

1.	Method of classifying operating segments
Classification into ‘Pharmaceuticals’ and ‘Other’ is based on consideration of product type, market characteristics, and other factors.
2.	Principal products in each operating segment

Pharmaceuticals: Prescription drugs and healthcare products

Other: Food Products, agrochemicals, chemicals, and other

[Geographic Segments]

(Millions of yen)

First three months of fiscal 2006 (from April 1, 2006 to June 30, 2006)	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	179,214	71,068	20,266	270,549	—	270,549
(2) Inter-segment sales and transfers	24,082	6,157	2,021	32,261	(32,261)	—

Total	203,297	77,225	22,288	302,811	(32,261)	270,549

Operating expenses	152,240	53,743	17,338	223,322	(13,565)	209,757

Operating income	51,057	23,481	4,949	79,488	(18,696)	60,792

Notes:

1.	Method of classifying geographic segments

Geographic segments are classified on the basis of geographic proximity.

2.	Countries and regions included in segments other than Japan

North America: the United States

Other: Germany, the United Kingdom, France, Spain, Italy, Taiwan, and others

(Millions of yen)

Fiscal 2005 (from April 1, 2005 to March 31, 2006)	Japan	North America	Other	Total	Eliminations & corporate	Consolidated
Net sales
(1) External sales	752,793	116,061	57,063	925,918	—	925,918
(2) Inter-segment sales and transfers	21,553	18,212	5,805	45,572	(45,572)	—

Total	774,347	134,274	62,869	971,490	(45,572)	925,918

Operating expenses	644,098	108,816	62,690	815,605	(44,414)	771,190

Operating income	130,249	25,457	178	155,885	(1,157)	154,728

Notes:
1.	Method of classifying geographic segments

Geographic segments are classified on the basis of geographic proximity.

2.	Countries and regions included in segments other than Japan

North America: the United States

Other: Germany, the United Kingdom, France, Spain, Italy, Taiwan, and others

[Overseas Net Sales]

(Millions of yen)

First three months of fiscal 2006 (from April 1, 2006 to June 30, 2006)	North America	Europe	Other areas	Total
I Overseas net sales	80,155	27,554	7,369	115,079
II Consolidated net sales				270,549
III Percentage of overseas net sales to consolidated net sales (%)	29.6	10.2	2.7	42.5

Notes:
1.	Method of classifying countries and regions

Countries and regions are classified on the basis of geographic proximity.

2.	Countries and regions included in each area

North America: the United States and Canada

Europe: Germany, the United Kingdom, France, Spain, Italy, Ireland, Switzerland, and others

Other areas: Asia, the Middle East, Latin America, and others

3.	Overseas net sales are sales of the Company and its consolidated subsidiaries which are transacted in countries or regions outside of Japan.

(Millions of yen)

Fiscal 2005 (from April 1, 2005 to March 31, 2006)	North America	Europe	Other areas	Total
I Overseas net sales	182,614	98,440	26,210	307,265
II Consolidated net sales				925,918
III Percentage of overseas net sales to consolidated net sales (%)	19.7	10.6	2.9	33.2

Notes:
1.	Method of classifying countries and regions

Countries and regions are classified on the basis of geographic proximity.

2.	Countries and regions included in each area

North America: the United States and Canada

Europe: Germany, the United Kingdom, France, Spain, Italy, Ireland, Switzerland, and others

Other areas: Asia, the Middle East, Latin America, and others

3.	Overseas net sales are sales of the Company and its consolidated subsidiaries which are transacted in countries or regions outside of Japan.